SilverCrest Continues to Intercept High-Grade Mineralization at Las Chispas Property, Extensions to Las Chispas and Giovanni Veins

Vancouver, British Columbia--(Newsfile Corp. - November 28, 2017) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to release additional surface and underground drill results from its ongoing Phase II Exploration Program at the Las Chispas Property (the "Property") located in Sonora, Mexico. The surface and underground drill program is designed to define readily accessible high-grade areas in the historic underground workings in the Las Chispas Vein and further define the Giovanni Vein. The Company is currently exploring nine of the 19 known epithermal veins on the Property with efforts focused on four of these veins to be incorporated into SilverCrest's maiden resource estimate anticipated in Q1 2018.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "These results are building on our previous drilling and underground sampling program, which has demonstrated intact semi-continuous high-grade mineralization for the Las Chispas and Giovanni veins. As part of our expanded Phase II Exploration Program, we intend to continue with underground drilling and channel sampling on the Las Chispas and Giovanni veins through Q1 2018. We remain on track to deliver a maiden resource estimate in Q1 2018 which will include the Las Chispas, Giovanni, William Tell and Babicanora veins."

The most significant results for this release are in Hole LC17-72, which returned 4.0 metres grading 18.61 grams per tonne ("gpt") gold and 696.2 gpt silver, or 2,092 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery), including 0.8 metres grading 92.60 gpt gold and 2,890.0 gpt silver, or 9,835 gpt AgEq. Other significant results include Hole LC17-68 at 2.0 metres grading 5.85 gpt gold and 1,191.5 gpt silver, or 1,630 gpt AgEq, Hole LCU17-02 at 2.2 metres grading 9.42 gpt gold and 1,369.3 gpt silver, or 2,076 gpt AgEq, and Hole LCU17-04 at 6.3 metres grading 1.97 gpt gold and 241.4 gpt silver, or 389 gpt AgEq. The following table summarizes the most significant drill results (uncut, undiluted) for this release in the Las Chispas Area only;

Hole No.***	From (m)	To (m)	Est. True Thickness** (m)	Au Gpt	Ag Gpt	AgEq* Gpt	Vein
LC17-57	160.3	160.8	0.5	1.28	167.0	263	Varela
LC17-58	319.9	321.9	2.0	0.28	221.5	243	Un-Named
	440.8	443.0	2.2	0.98	172.5	246	Las Chispas
LC17-60	100.6	102.7	2.1	2.28	469.5	641	La Blanquita
LC17-61	115.5	117.1	1.6	2.39	516.0	695	La Blanquita
LC17-65	243.0	244.5	1.5	13.22	2,006.7	2,999	Un-Named
LC17-66	134.2	135.6	1.4	1.15	132.2	218	Giovanni
	221.7	222.7	1.0	1.30	160.0	258	Un-Named
LC17-68	106.0	108.0	2.0	5.85	1,191.5	1,630	Giovanni
	138.9	140.0	1.1	0.05	320.0	324	Un-Named
LC17-69	168.2	169.8	1.6	1.95	252.0	398	Las Chispas & Giovanni
incl.	168.2	168.7	0.5	4.15	512.0	823
	179.1	180.9	1.8	0.32	306.9	330	Un-Named
LC17-70	157.8	158.3	0.5	0.17	239.0	252	Las Chispas
LC17-72	115.0	119.0	4.0	18.61	696.2	2,092	Giovanni
incl.	115.0	115.8	0.8	92.60	2,890.0	9,835
	178.9	179.6	0.7	1.18	176	265	Las Chispas
	246.9	247.9	1.0	1.43	196	303	Un-Named
	254.9	256.7	1.8	3.41	265.4	521	Un-Named
LCU17-02	6.8	10.0	2.2	9.42	1,369.3	2,076	Las Chispas
LCU17-03	0.0	2.0	2.0	0.84	114.0	177	Las Chispas
LCU17-04	34.3	42.5	6.3	1.97	241.4	389	Tajo Chico
Incl.	34.3	36.3	1.7	1.99	219.6	369
incl.	40.3	41.0	0.4	13.75	1,745.0	2,776
Incl.	42.0	42.5	0.4	3.43	436.0	693
LCU17-05	54.1	54.6	0.5	1.65	253.0	377	Tajo Chico
	76.7	77.8	1.1	1.41	213.4	319	Giovanni
LCU17-07A	46.5	49.5	2.5	1.45	145.7	254	Tajo Chico

Note: all numbers are rounded
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**True thickness is 80 to 100% of drilled thickness.
***Las Chispas surface holes begin with "LC" and underground holes begin with "LCU".

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Holes LC17-59, 62, 63, 64, and 71, and LCU17-01 and 06 intersected mineralization below the Company's 150 gpt AgEq cutoff. Hole LCU17-07 was replaced with 07A and hole LC17-67 was a lost downhole. Underground holes LCU17-02 to 07A tested for extensions of the Las Chispas Vein to the southwest and northwest, beyond the historic workings and intercepted the Tajo Chico Vein (see note below). Several un-named veins continue to be intersected and are under review for possible inclusion in the ongoing district-wide vein discoveries.

Hole LC17-72 (4.0 metres grading 2,092 gpt AgEq) was designed to test the continuity of the Giovanni Vein and replicate the nearby Hole LC16-08 (7.2 metres grading 492 gpt AgEq). This unmined vein is readily accessible via the Las Chispas historic workings. The high-grade footprint for the Giovanni Vein continues to grow and further underground infill and expansion drilling in this area is underway.

Hole LC17-58 (2.0 metres grading 246 gpt AgEq) was designed as a step-out hole to test the downward extension of the Las Chispas Vein mineralization. The hole intercepted high-grade mineralization approximately 400 metres to the southeast of previously announced drill results. Further surface drilling to potentially expand the Las Chispas high-grade footprint is planned for 2018.

Hole LCU17-04 (6.3 metres grading 389 gpt AgEq) was designed to test the historic Tajo Chico Vein which is a high-grade splay of the Las Chispas Vein (see attached Figure). The hole intercepted the unmined high-grade extension of this vein. Further underground drilling is underway.

Historic Las Chispas Mine underground workings have been open for over 80 years with minor backfill and no ground support. Several prominent high-grade historic pillars remain intact in the mine and are readily accessible via a historic haulage route (see attached Figures). With further detailed underground channel sampling, the Company will be assessing the optimal way to incorporate these pillars and intact mineralization into the upcoming resource estimate. These pillars could potentially be incorporated into plans for extraction of a permitted bulk sample for offsite processing in 2018.

The Company anticipates completing its Phase II Exploration Program by mid-January which will include drilling a further 4,000 to 6,000 metres in the district, primarily on the Babicanora extension (see November 27, 2017 news release). SilverCrest remains on track to deliver a maiden resource estimate for the Las Chispas project in Q1 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email:info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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